Exhibit 99.1

January 1, 2013

To	To
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: GAZIT-GLOBE LTD. (THE “COMPANY”) – IMMEDIATE REPORT REGARDING THE EXTENSION OF A CREDIT FACILITY FOR AN ADDITIONAL 5 YEAR PERIOD COMMENCING IN JANUARY 2013

The Company is pleased to report that on December 31, 2012, it, along with a wholly-owned subsidiary, entered into agreements with an Israeli bank to extend the term of a credit facility (the “Credit Facility”), which is secured by pledged collateral whose value is calculated based on its net asset value, in the amount of CAD$ 330 million and which was originally entered into in July 2010 (as amended in August and December of 2010). The Credit Facility is secured by a portion of the First Capital Realty, Inc.1 shares held and pledged by the Company (details regarding the original Credit Facility are set out in section 19.2.3 of the chapter describing the Company’s business in the Company’s 2011 annual report, the “Annual Report”2). The extension of the Credit Facility provides, among other things, for the term of the Credit Facility to be extended so that it expires in January 2018 (instead of expiring in January 2014) and the following terms were supplemented:

(a)	In the event that either: (i) the Company’s equity attributed to its shareholders according to the Company’s consolidated financial reports will be under NIS 5.5 billion; or (ii) the ratio of the Company’s net financial indebtedness to the Company’s consolidated balance sheet will exceed 62.5%, then the cover rate of the dividend paid from the pledged FCR shares to the actual interest payment under the Credit Facility (as described in section 19.2.3.1 of the Annual Report) will increase from 1.50 to 1.75 and the Stop Loss (as described in section 19.2.3.1 of the Annual Report) will be reduced from 85% to 80%;

[1]	A consolidated company traded on the Toronto Stock Exchange.
[2]	The Company’s Annual Report was filed on Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the SEC on April 2, 2012.

(b)	In the event that the differences between the percentages of the FCR shares pledged in favor of the credit facility and the percentage of holdings of another shareholder in FCR shall be lower than 10%, then the Stop Loss (as defined in section 19.2.3.1 of the Annual Report) will be reduced from 85% to 70% of the market value (instead of constituting an event of default, as provided under the original Credit Facility).

In addition, the minimum pledged share rate was reduced and covenants regarding change of control in FCR were amended, including with respect to the holdings of other shareholders in FCR and including with respect to the covenant that Messrs. Chaim Katzman or Dori Segal will serve as either the Chairman of the Board of FCR or as its CEO.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.